PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

05013451

BY COURIER

No/Date : F/D1-705/15.12.0

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a Directorate Change

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

On December 15, 2005 the Board of Directors of "Public Power Corporation S.A.", appointed, following the approval granted by the competent Parliamentary Committee, Mr. Constantine Kyriacopoulos as Chairman of BoD.

The new Board of Directors of PPC S.A. are as follows:

1. Mr. Constantine Kyriacopoulos, Chairman BoD (non executive member)
2. Mr. Dimitrios-Antonios Maniatakis, C.E.O. (executive member)
3. Ms. Paraskevi Athanassia (non executive member)
4. Mr Charalambos David (non executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority - non executive member)
6. Mr. Panagiotis Loftsalis (representative of employees - non executive member)
7. Mr. Evaggelos Magirou (non executive member)
8. Mr. Ioannis Manos (representative of the minority - non executive member)
9. Mr. George Mergos (non executive member)
10. Mr. Ioannis Panagopoulos, (representative of OKE* - non executive member)
11. Mr. Anastasios Petrou (representative of employees - non executive member)

* OKE: Greek Economic and Social Committee

Athens, December 15, 2005